November 15, 2019

Daniel Mathewes
Executive Vice President and Chief Financial Officer
Hilton Grand Vacations Inc.
6355 MetroWest Boulevard
Suite 180
Orlando, FL 32835

       Re: Hilton Grand Vacations Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed February 28, 2019
           File No. 001-37794

Dear Mr. Mathewes:

        We have reviewed your October 4, 2019 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 25, 2019 letter.

Form 10-K for the Fiscal Year Ended December 31, 2018

Management's Discussion and Analysis
Real Estate Sales and Financing Segment, page 55

1. We note your response to comment one of our letter dated September 25, 2019. We understand that contract sales is meant to provide an operational metric of total VOI product sales during the period. Please provide us with a further explanation of why you believe this metric is meaningful to investors and how it is used by management. In your response, please address the following:
        Explain to us why you believe it is important to present contract sales related to your
           VOI sales business and your fee for sales business on a combined basis.
 Daniel Mathewes
Hilton Grand Vacations Inc.
November 15, 2019
Page 2
              Clarify for us whether you believe customers are able to distinguish between VOIs sold by you directly versus those sold on a fee for sale basis. Tell us what consideration you've given to expanding your disclosure to include
              further discussion on how this metric is used by management and why it is useful to investors.

       You may contact Babette Cooper at 202-551-3396 or Robert Telewicz at 202-551-3438
with any questions.



FirstName LastNameDaniel Mathewes                             Sincerely,
Comapany NameHilton Grand Vacations Inc.
                                                              Division of
Corporation Finance
November 15, 2019 Page 2                                      Office of Real
Estate & Construction
FirstName LastName